SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2004.

List of Exhibits:

1.	Press release regarding agreement to provide new UK film manufacturing capacity and unveiling of new ‘Locum’ virtual manufacturing strategy.

Exhibit 1

BioProgress PLC

9 November 2004

BIOPROGRESS REACHES AGREEMENT TO PROVIDE NEW UK FILM MANUFACTURING CAPACITY AND UNVEILS NEW ‘LOCUM’ VIRTUAL MANUFACTURING STRATEGY

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that it has reached agreement with Custom Pharmaceuticals Limited (“Custom”) on the terms under which BioProgress will install a film manufacturing line in Custom’s new pharmaceutical contract manufacturing facility currently being built at Moulescoombe, near Brighton, in the south of England. A letter of intent has been exchanged, incorporating the primary commercial terms, and the legal documents are being prepared for signature.

Custom (www.custompharm.com) is a privately owned contract pharmaceutical manufacturer, established in 1979, which manufactures prescription and over-the-counter (OTC) medicines, vitamins and herbal supplements. Under these proposals, BioProgress will occupy a segregated part of the new Moulescoombe facility and will install one of the film casting lines purchased from Valence Technology BV, which was announced on 17 August 2004.

The film line and associated film manufacturing equipment will remain the property of BioProgress. Custom will provide the building space to full pharmaceutical standard, and will be responsible for maintaining full European and US FDA regulatory manufacturing approvals for the production of pharmaceutical grade film and film containing pharmaceutical actives in BioProgress’s SOLULEAVES™, WAFERTAB™ and FOAMBURST™ technologies, as well as films required for the SWOLLO™ TABWRAP™ and NROBE™ technologies.

Custom will provide the necessary personnel for film manufacturing, quality control and quality assurance, as well as the qualified staff to sign off batches of pharmaceutical film products on a cost plus basis. Custom will provide raw material and finished goods storage, and access to extensive state-of-the-art technical and analytical laboratories. BioProgress will have dedicated office space and meeting facilities for the use of BioProgress staff and customers on site.

Nigel Richardson, Chairman of Custom Pharmaceuticals said “Contract manufacturing of medicines is becoming a fiercely competitive global business requiring us to invest in state of the art facilities like Moulescoombe in order to stay competitive as new low cost pharmaceutical manufacturing capacity is coming on line from China and India.

This agreement with BioProgress enables us to participate in an exciting new business opportunity which utilises our high quality pharmaceutical infrastructure as well as our core skills and expertise to enhance our revenues and profits. It gives BioProgress a much lower cost and faster track entry into pharmaceutical manufacturing of its films, so it is an agreement where everyone wins..

As we will be manufacturing BioProgress films on site we are also keen to have early access to the new BioProgress dosage forms like SWOLLO™, TABWRAP™ and WAFERTAB™ which we can see could have a serious impact on the traditional pharmaceutical manufacturing cost model and could offer Custom a significant competitive advantage in our contract manufacturing core business.”

BioProgress also announces a new business model and strategy called ‘LOCUM’ which stands for Low Cost, Out Sourced, Capital Based, Unrestricted, Manufacturing. By utilising the already established infrastructure, skills and expertise of existing approved pharmaceutical contract manufacturers, BioProgress will be able to bring on line film manufacturing capacity in various parts of the world much faster and at a fraction of the cost of building and staffing its own facilities. The agreement with Custom is the first demonstration of this new strategy.

These ‘virtual manufacturing’ partnerships also enable BioProgress, as a second stage, to showpiece its new dosage form technologies like SOLULEAVES™, TABWRAP™, SWOLLO™ and WAFERTAB™ in real manufacturing locations, and to provide initial contract manufacturing capacity for customers wishing to adopt these technologies, where they fall outside of exclusive licensing agreements.

Graham Hind, Chief Executive of BioProgress said: “We are very pleased with this agreement with Custom which will serve as a template in the discussions we are currently having to reach similar agreements with pharmaceutical contract manufacturers in other parts of the world. Our film casting line at the new Custom facility near Brighton is expected to be operational by May 2005 and will have three times the capacity of our existing Tampa facility in the US.

One of the challenges we have faced is to be able to provide high quality film production capacity to support companies like Wyeth (NYSE: WYE), Perrigo (NASDAQ: PRGO), FMC (NYSE: FMC) and Colgate Palmolive (NYSE: CL) who for security demand multiple sources of supply from suppliers with the capability to follow and support them as they globalise products. Our LOCUM strategy will enable us to properly service the future requirements of both existing and new customers in an extremely cost-effective way, while giving us the added flexibility of being able to rapidly gear up additional production capacity.”

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: November 9, 2004	Elizabeth Edwards
Chief Financial Officer